Exhibit (d)(19)

September 15, 2010

Steve Crimi

3PAR Inc.

Dear Steve:

We are extremely pleased to extend you an offer of employment, and we look forward to your joining Hewlett-Packard Company. We are a company unlike any other. It’s a fact underscored by our leadership across customer segments, by our presence and leadership in key regions around the world, and by our rich technology portfolio. As proud as we are of these capabilities, we are equally proud of the things that define our character as a company: the dedication of our people, our standards and values, and the depth of our commitment to global citizenship.

Compensation and Title

If you accept this offer, you will begin employment with HP (or a subsidiary of HP) at an annual salary of $250,000. Your job title will be Director, Business Development and Alliances, and your job grade will be E3D. Your job responsibilities will remain similar to your current responsibilities at 3PAR until further notice.

Annual Incentive

Your current-year 3PAR bonus will be paid in February 2011, for the period April 1, 2010 through January 31, 2011, based on the 3PAR bonus accrual rate in effect on the Closing Date.  This bonus will be pro-rated based on your eligible earnings for that period, and will otherwise be subject to the terms and conditions of the 3PAR Bonus Plan.

Effective February 1, 2011, following conclusion of your participation in the 3PAR Bonus Plan, you will be eligible to participate in HP’s Pay-for-Results (PfR) Plan.  Your target bonus opportunity for FY11 will be 40% of your eligible earnings, with a maximum bonus opportunity equal to $300,000. “Eligible earnings” is generally your base pay for your period of PfR participation, which during your initial year of participation will be February 1, 2011 through October 31, 2011, and thereafter will be HP’s full fiscal year November 1 through October 31. The bonus is discretionary and based on, among other things, company, business unit, and individual performance, and is otherwise subject to the terms of the PfR Plan.

Special Cash Retention Bonus

In addition, as consideration for the value that we believe you bring to this venture, this offer includes a Special Cash Retention Bonus in the amount of $250,000, payable in two equal installments as of 12 and 24 months after Closing, if you remain actively employed by HP and in good standing on those dates.  If you are terminated by HP without Cause (as defined below) before 24 months after Closing, you will be eligible to receive the any unpaid portion of this Retention Bonus, subject to your execution of a standard release in a form satisfactory to HP.  For purposes of this paragraph only, the term “Cause” means your material neglect (other than as a result of illness or disability) of your duties or responsibilities to HP, or conduct (including action or failure to act) that is not in the best interest of, or is injurious to, HP.

Long-Term Incentive Awards

As described in the HP-3PAR Merger Agreement, all of your 3PAR equity awards that are unvested as of the Closing Date will be converted to HP awards with the same terms and conditions regarding type of award, vesting and option term, and using the “conversion ratio” as defined in the Merger Agreement.

As a special incentive to encourage you to remain with HP, you will receive a grant of HP restricted stock units (RSUs) with a value of $500,000 (Retention RSU Grant).  This Retention RSU Grant will be awarded under the Amended and Restated HP 2004 Stock Incentive Plan and will vest ratably over three years.  The number of units for this award will be determined by dividing the award value by the price of HP stock on the Closing Date, with each RSU equal in value to one share of HP stock.

Beginning with HP’s FY12 annual grant cycle, we would expect to make a grant to you in December of 2011 of HP’s performance-based restricted units (“PRUs”), on terms and in amounts consistent with awards granted to similarly-situated executives, and currently projected to have a grant date value in the range of $150,000.

Benefits

You will be transitioned to HP benefits as soon as administratively practicable after the Closing Date.  In the U.S., HP benefits include the HP 401(k) Plan, medical and dental coverage, and a full array of other flexible benefits.  You will receive credit under HP’s benefit plans for your continuous service with 3PAR as provided under the Merger Agreement.  More information will be shared with you about HP benefits during a pre-closing briefing.

Offer Contingencies

This offer is contingent upon the Closing of the Merger Agreement between 3PAR, HP and Rio Acquisition Subsidiary, your continued employment in good standing with 3PAR until that time, and your execution of the Amendment, Assumption and Acknowledgement Agreement.

In addition, your eligibility for employment with HP will be contingent upon your completion of certain standard pre-employment requirements, including:

•                  a pre-employment background check;

•                  completion of the Form I-9, to the extent HP determines that your existing I-9 form cannot be transferred with your other records;

•                  your acknowledgement and acceptance of the HP Agreement Regarding Confidential Information and Proprietary Developments (ARCIPD) (copy attached); and

•                  your agreement to abide by the HP Standards of Business Conduct, U.S. Drug Policies, and Post-Offer Rules Regarding Confidential Information Obligations.  Adherence to these policies, including subsequent changes, is required of all employees.

Terms of Employment

Your employment with HP will be on the terms set forth in this letter and in accordance with HP’s standard employment policies. You will be an “at will” employee, meaning that either you or HP will have the right to terminate the employment relationship at any time, with or without cause.  This letter and the terms of your Management Retention Agreement (as amended) and the Amendment, Assumption and Acknowledgement Agreement constitutes our entire agreement regarding the term of your employment and supersedes and replaces any other agreements regarding your term of employment, severance obligations, change in control, or other similar or related provisions.

All payments under this agreement are subject to applicable withholding taxes.

Acceptance of Offer

To accept these terms and conditions, please sign and return the original of this letter to Jeannette Robinson by 3 pm PDT on Monday, September 20th, and retain the copy for your records.  If you have any questions or there is any additional information we can provide, please contact George Haddad, VP HR Enterprise Storage , Servers and Networking, at 408 218 2295.

We are extremely pleased to welcome you to HP, and we look forward to creating an exciting future together.

Sincerely,

/s/ David Roberson
David Roberson SVP & General Manager StorageWorks Division Enterprise Servers, Storage & Networking

/s/ Steve Crimi	September 15, 2010
Steve Crimi	Date